

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2011

<u>Via E-mail</u>
Patricia K. Collawn
President and Chief Executive Officer
PNM Resources, Inc.
Alvarado Square
Albuquerque, NM 87158

      Re: **PNM Resources, Inc.**
                  Form 10-K for Fiscal Year Ended December 31, 2010
                  Filed March 1, 2011
                  File No. 001-32462

Dear Ms. Collawn:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Mara L. Ransom

                        Mara L. Ransom
                        Assistant Director